

Packet8™
Communication for the Broadband Generation

1-866-TRY-VOIP

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# 8x8, Inc. (Nasdaq:EGHT) Company Overview

September 18, 2006

8x8, Inc.

# Safe Harbor Statement

- *During the course of this meeting, and any question and answer and demonstration period afterwards, representatives of the Company may make forward-looking statements regarding future events or the future financial performance of the Company, including statements about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook.  Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors.  These factors include, but are not limited to, customer acceptance and demand for our VoIP products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market.  For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission.  All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.*

- *Please refer to our most recent filings with the Securities and Exchange Commission which contain and identify additional information covering factors that could cause the results to differ materially from those contained in our projections or forward-looking statements.*

**Packet8**

8x8, Inc.

# Who is 8x8?



- **Founded – 1987**
- **IPO – 1997**
  **Nasdaq:EGHT**
- **Internet telephony innovator:**
  - Launched service – www.packet8.net     November 2002
  - First Virtual Office business plan     March 2004
  - First consumer VoIP E911 offering     June 2004
  - First consumer VoIP videophone service     June 2004
  - First integrated cordless phone offering     July 2005
  - Announced partnership with BellSouth     November 2005
  - Launch of voice/video softphone service     July 2006
  - First reliable FAX over IP service     September 2006

Packet8

88 8x8, Inc.

# Financial Summary

# EGHT Stock Performance <span>(all data as of 9/15/2006)</span>



EGHT (Daily) 0.98
Volume 355,075

VoIP Sector Equity Performance

- Since Vonage IPO
- YTD Performance

8x8, Inc.

Packet8

# Selected Income Statement Data

*(in millions, except per share and line amounts)*

*(6/2006 results include stock option expense of $663K, or 5.4% of revenues for the quarter. We were not required to report such expense in prior quarters.)*

| Quarter Ended | 12/05 | 3/06 | 6/06 |
|---|---|---|---|
| **Total Revenues** | $8.5 | $10.3 | $12.3 |
| **Gross Profit** | 1.8 | 3.4 | 4.6 |
| *Margin %** | *21.2%* | *33.2%* | *37.0%* |
| **Op Ex** | 8.7 | 10.4 | 10.6 |
| **Net Loss** | ($6.8) | ($6.6) | ($5.7) |
| **EPS** | ($0.12) | ($0.11) | ($0.09) |
| **Lines in Service** | 113,000 | 133,000 | 151,000 |
| *Margin Detail | | | |
| *Service Margin %* | *51%* | *52%* | *53%* |
| *Product Margin %* | *(96%)* | *(60%)* | *(36%)* |

Packet8

© 2006 8x8 Inc. (Nasdaq: EGHT)

6

# Selected Balance Sheet Data
(in millions)

|  | 30-Jun-06 |
|---|---|
| **Cash and Investments** | $17.8 |
| **Total Assets** | 20.8 |
| **Total Debt** | 0.0 |
| **Stockholders' Equity** | $15.0 |
| **Shares Outstanding** | 61.0 |

Packet8

# Packet8 Revenues



- **10 consecutive quarters of increasing revenues**
- **Raised $60M to date to fund Packet8**

# Financial & Operational Highlights
Fiscal Q1 (Quarter ended Jun 30 '06)

- **19% increase in revenues over the Mar '06 quarter**

- **Quarterly revenue more than doubled same period last year**

- **Quarterly net loss narrowed 14%** (including stock option expense of $663K, or 5.4% of revenues for the quarter. We were not required to report such expense in prior quarters.)

- **Sold more than 8,900 new Virtual Office lines, 23% of quarterly new line sales**



**Subscriber Lines in Service**

# Gross Margin Improvements – Business & Video Services

- **Sustainable business models**
  - Gross margins are higher for both video and business services
    - June 30 '06: Virtual Office was 19% of deployed lines, but represented approximately 25% of Packet8 revenues
    - Higher margins also result from more on-net, IP-to-IP traffic and fewer per-line PSTN minutes
  - Churn is lower
    - Business services generate our lowest churn – quality of service
  - Collection rates are higher for business customers

- **Defendable market segments**
  - Technology to provide these services is specialized
  - 8x8 has been issued 62 United States patents to date

8x8, Inc.

Packet8

# Gross Margin Improvements – Other Sources

- **Equipment costs are declining**
  - Product margins have improved from (96%) to (36%) in two quarters and will continue to improve as we have eliminated free activation effective 7/1/2006.

- **Network termination & origination costs are declining**
  - We have added two additional wholesale carriers and are utilizing least-cost routing to optimize call cost & quality

- **Customer service costs are declining on a per-line basis**

**Packet8**

8x8, Inc.

# 8x8's Strategy is Working

- ## Monthly net loss has narrowed to less than $1M

*Numbers are unaudited and include stock-based compensation charges of $663K for the first fiscal quarter (quarter ended June 2006). Stock-based compensation charges for July and August are estimated on the assumption that the stock-based compensation charges for the quarter ending September 2006 will equal the previous quarter's.*



**Net Loss**
(thousands)

# 8x8's Strategy is Working

- **Forecasting that monthly positive cash flow will be achieved during calendar Q1 2007**

- **Forecasting that cash bottoms at approximately $10M**

**<u>Based on these assumptions:</u>**

- **8x8 is not seeking additional capital**

- **8x8 is not planning a reverse stock split**

Packet8

88 8x8, Inc.

# Residential Market & Services

8x8, Inc.

Packet8

# Packet8 Residential Voice Offerings

- **$19.99/month residential plan**
  - US phone number of your choice + unlimited US & Canada calls
    - More than 4,000 rate centers available
  - Includes: Voicemail, caller ID, call waiting, 3-way calling, call forwarding, "*"-dialing features, call waiting caller ID, caller ID blocking, number portability, FAX support, distinctive ringing for virtual numbers, 7-digit dialing, voicemail-to-email, find me/follow me, simultaneous ring, network unavailable forwarding
  - Nomadic, roaming E911 - $1.99/month





Packet8

# Packet8 Softphones & Videophones

- **VoIP with free video**
  - Free softphone
    - Free in-network calling
    - $5.99/month PSTN service
  - $199 videophone (direct)
    - $19.99/month service
    - Includes all residential voice services + free video
- **TV-like 2-way video**
  - “Star Trek Experience”
  - Just like using a telephone
- **Enables new services**
  - 3-way multipoint conferencing





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Packet8

# Small, "Micro" & Home Business Market and Services

# U.S. Small Business Market

- **99% of all Businesses are SMBs**



**Fortune 1000 – Just the tip!**

**Large Business (1,000+) – 8K**

**Mid-size Business (100–999) – 93K**

**Small Business (<100) – 7.9M**

**Home Business – 15M**

Packet8

8x8, Inc.

# Packet8 Virtual Office™



- **Groups individual Packet8 lines into a virtual PBX**
  - Extensions can be located anywhere in the world
- **Targets small businesses with "extension-based" feature sets**
- **Compelling price**
  - $39.99 per month per extension
  - Unlimited calls in the U.S. and Canada
  - International rates @ residential prices
- **Broad list of PBX features**
  - Personalized auto-attendant
  - Call transfers
  - Reservation-based conference bridge
  - Receptionist application


Active calls
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Packet8 Virtual Office
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Help
Example
Business Hours
Main Menu

Packet8

8x8, Inc.

# Value proposition for small businesses

 

- **Small businesses are used to large phone bills from legacy providers as a cost of doing business.**
  - Many are still paying $0.05-$0.07/minute for <u>local calls!</u>
- **Before Packet8 Virtual Office, small businesses had two choices for a multi-line phone system**
  - Centrex services (geographical limitations, expensive)
  - Low-end key system with high cost of acquisition, high cost of ownership, and limited features
- **Packet8 Virtual Office 10-extension, full-featured service with all long-distance: $400/month**
  - Lowers operating expenditures for businesses

*Packet*8

# New for 2006

8x8, Inc.

Packet8

# New Business IP FAX Services

- **Nationwide, reliable business-quality FAX over IP service**
- **FAX services can be immediately provisioned on the 2nd line of any Packet8 Virtual Office business phone terminal adapter**



Packet8

# Packet8 Softalk v. 1.5 / Softalk Office

- **Enhanced user interface with H.264 video**
  - Twice the video quality at the same bandwidth
- **Seamless integration with Packet8 Virtual Office**
  - Included with the Intel 600SM PCI Phone Adapter on new motherboard reference designs





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# New Packet8 Videophone

- **H.264 video** (twice the video quality of the current DV326 videophone at the same bandwidth)

- **Cost below $200**

- **Available January 2007**



Packet8

# Summary

 

- **Achieving positive cash flow and profitability is 8x8's highest priority**

- **8x8's differentiated VoIP services are not just about lower phone bills – they're also about things you cannot do with a legacy phone line**
  - Customizable business-class telecommunications services for small and multi-office businesses
  - Videophones, virtual numbers, find-me, softphone services
  - <u>Seeing</u> your kids every night when you travel on business

- **Consumers and businesses that try VoIP will switch to VoIP and never go back**

*Packet8*

8x8, Inc.